Exhibit 23

Consent of Independent Registered Public Accounting Firm
Plan Administrator and Participants of the YUM! Brands 401(k) Plan:
We consent to the incorporation by reference in the registration statement (No. 333‑36893, 333-32048, and 333-109300) on Form S-8 of YUM! Brands, Inc. of our report dated June 29, 2018, with respect to the statements of net assets available for benefits of the YUM! Brands 401(k) Plan as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively, the “financial statements”), and the supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2017, which report appears in the December 31, 2017 annual report for Form 11-K of the YUM! Brands 401(k) Plan.

/s/ KPMG LLP

Louisville, Kentucky
June 29, 2018